Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

Below is information made available by VNU N.V. on July 20, 2005.

VNU – Business Overview June 2005

Safe Harbor
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Transaction Disclosure
Additional Information and Where to Find It This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. Participants in Solicitation IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

VNU — Leading Brands

VNU — In Brief
VNU holds industry-leading positions in marketing, media and entertainment information services, business publications/E-media platforms and trade shows VNU’s businesses are divided into three groups: Marketing Information Media Measurement & Information Business Information Active in more than 100 countries Market leader with premium brands Top 25 Euronext Exchange Amsterdam Headquarters in Haarlem (NL) and New York (USA) 38,000 employees worldwide Revenues of € 3.8 billion / US$ 4.7 billion (2004)

Financial overview (1)
EUR in millions
Totalrevenues 2004
Organicchange % Operating Income 2004 Underlying*organicchange %
Marketing Information1,8187 213(5) Media Measurement & Information 9398 21413 Business Information6102 9814 Other2- 1- Continuing operations3,3696 5269 Discontinued operations412(2)162(6) Total3,7815 6885
Organic total revenues growth excluding World Directories: 6% * Excluding in 2003 reorganization charges and book loss Claritas Europe

Financial overview (2) — Revenues
Pro Forma Total Revenues,Excluding Directories
Pro Forma Total Revenues,Excluding Directories
Americas
Europe, Middle East and Africa Asia Pacific Business Information Marketing Information Media Measurement & Information
18%
28%
54%
9% 60% 31%

Financial overview (3) – Operating Income
Pro Forma Operating Income, Excluding Directories
Pro Forma Operating Income, Excluding Directories
Americas
Europe, Middle East and Africa Asia Pacific Business Information Marketing Information Media Measurement & Information
19% 40% 41% 14% 6% 80%

High Visibility of Our Business
Contracted at beginning of a year Marketing Informationapprox. 60% contracted for one (46% of revenues) year or more
Media Measurement &Informationapprox. 80% contracted for one (24% of revenues) year or more Business Information6-9 months visibility trade shows(17% of revenues)low visibility trade journals

Marketing InformationMedia Measurement & Information
Deep Consumer Insights
Who they are Where they live What they do Where they shop Groceries they buy TV shows they watch Music they listen to Movies they see Books they buy Videos they rent Web sites they visit New products they will buy
And we continue to invest approx. EUR 200 MM annually to expand andimprove the information we collect

MI Businesses Target CPG Manufacturers, Retailers and Other Service Sectors

VNU Marketing Information

Information / Services

ACNielsen			VNU Advisory Services
Retail Measurement Services	**Consumer Panel Services**	**Customized Research Services**	**Spectra** / **BASES** / **Claritas USA** / **Market Decisions**
At POS, tracks: ▪ Competitive Sales Volume ▪ Market Shares ▪ Distribution ▪ Pricing ▪ Merchandising ▪ Promotion ▪ Other Causal Factors Store/Distribution Information	Tracks consumer purchase behavior by household: ▪ Who buys what ▪ How often ▪ Where they shop ▪ Total spending ▪ Price, promotional ▪ Sensitivity ▪ Store/Brand Loyalty Covers range of store types	Specialized studies provide insights into: ▪ Consumer attitudes ▪ Purchase behavior, intent ▪ Customer satisfaction ▪ Advertising effectiveness ▪ Other marketing issues Conducted via surveys, focus groups, Internet panels, etc.	Existing business units provide strategic, high value services: ▪ Simulated (pre-market) test marketing (BASES) ▪ Consumer segmentation/ targeting (Spectra) ▪ Geographic-based marketing solutions for non-CPG industries (Claritas) ▪ Controlled (in-market, in-store) market testing (Market Decisions) Future: Advanced, high-value business solutions integrating VNU, other information

Modeling & Analytics

- Marketing mix modeling
- Pricing analyses
- Segmentation analyses
- Category management
- Product assortment
- Other services
- New, high-level M&A services

Marketing Information (MI) performance VNU MI PERFORMANCE (2004-2005)
2004
2005 REVENUE INCOME MARGIN REVENUE INCOME MARGIN ACNielsen United States -Canada -Latin America -Emerging Markets -Asia Pacific -Europe Advisory Services -BASES -Spectra -Claritas -M&A

Media Measurement & Information (MMI) VNU Media Measurement & Information Group Media Measurement Media Solutions Internet Measurement Entertainment Information TV Ratings Advertising Expenditure Analysis Radio Ratings Print Readership Outdoor
Broadcasters Cable Networks Syndicators Agencies Advertisers Cable Operators Media Rates & Data Media Planning & Buying Systems Local Market Consumer & Media Information
Agencies Media Companies Advertisers Website Audience Measurement Online Advertising Analysis
Media Co’s Financial Inst. Technology Co’s Agencies Internet Co’s CPG Box Office Tracking Pre & Post Testing of Movies & Marketing Campaigns Tracking Retail Sales of Music, Video & Books Monitoring of Music Airplay Film Studios Film Distributors Film Exhibitors Music Companies Radio Stations Book Publishers Services
Clients

MMI The Entertainment - Media Lifecycle


Nielsen
NRG
Nielsen
ReelResearch
Nielsen
SoundScan
Nielsen
VideoScan
Nielsen
Media Research
Nielsen
BookScan
Nielsen
EDI
on the air
Nielsen
Broadcast Data Systems
SRDS
ims
SCARBOROUGH
Marketing Resources Plus
TRACKING BOOK SALES
FILM & AD TRACKING
BOX OFFICE TRACKING
AIRPLAY MONITORING
TRACKING MUSIC SALES
TRACKING VIDEO SALES
MEDIA PLANNING AND BUYING
TV RATINGS

Business Information has leading brands in major industries

BI Our Services

Breakdown	Segments	Titles / Events
Trade Magazines  66% of total revenues  12% of operating income	**US** • entertainment • marketing and media • retail trade • real estate • travel • food and beverage, etc.	• Billboard • Adweek • The Hollywood Reporter • National Jeweler • GlobalShop • ASD/AMD • ShoWest/Show East
Trade Shows  34% of total revenues  88% of operating income	**Europe** • computer information • electronics • finance • management • career and development	• Intermediair • Management Team • Computing • Accountancy Age • PC Professionell • VIV • Techni-Show

Our Strategy Transformingthe Portfolio DivestitureDirectories (‘04)
International Television Audience Measurementjoint venture with AGB/WPP (‘04) Bolt-on acquisitions
Continued evaluation of major opportunities EnhancingOperationalPerformance ATLAS (‘05, ‘06)
New Factory GoToMarket Europe (‘05, ‘06, ‘07)
Overhead / IT Efficiency (’05, ’06)
BuildingFuture Growth Local People Meter, National Sample Expansion (‘05, ‘06)
Nielsen Outdoor, China, NetRatings(’05 and beyond)
Homescan MegaPanel/Other panel expansions(’05 and beyond) VNU Advisory Services(‘05 and beyond)

In Summary: Dependable, Growing Core and a Strong Position to Capitalize on Market Opportunities Focused portfolio Good organic revenue growth Unsurpassed global footprint Financial health Building insights and foresight Investing for the long term
Positive Outlook